# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001525234

## Reporting persons
- Jericho Capital Asset Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,815,105; sole dispositive power 0; shared dispositive power 18,815,105; aggregate amount beneficially owned 18,815,105 (6.5% of the class)
- Josh Resnick: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,815,105; sole dispositive power 0; shared dispositive power 18,815,105; aggregate amount beneficially owned 18,815,105 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8

## Item 2. Person Filing
Name of person filing:
Jericho Capital Asset Management L.P.

Josh Resnick
Address of principal business office or, if none, residence:
Jericho Capital Asset Management L.P. - 1999 Avenue of the Stars, Suite 2045, Los Angeles, CA 90067

Josh Resnick - c/o Jericho Capital Asset Management, L.P. 1999 Avenue of the Stars, Suite 2045, Los Angeles, CA 90067
Citizenship: Please refer to Item 4 on each cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Jericho Capital Asset Management LP: 18,815,105
Josh Resnick: 18,815,105
Percent of class:
Jericho Capital Asset Management LP: 6.5%
Josh Resnick: 6.5%
Sole power to vote or to direct the vote:
Jericho Capital Asset Management LP: 0
Josh Resnick: 0
Shared power to vote or to direct the vote:
Jericho Capital Asset Management LP: 18,815,105
Josh Resnick: 18,815,105
Sole power to dispose or to direct the disposition:
Jericho Capital Asset Management LP: 0
Josh Resnick: 0
Shared power to dispose or to direct the disposition:
Jericho Capital Asset Management LP: 18,815,105
Josh Resnick: 18,815,105

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Jericho Capital Asset Management LP is the investment adviser to certain investment funds and accounts which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 15, 2026

Jericho Capital Asset Management L.P.

By: /s/ Josh Resnick
Name: Josh Resnick
Title: Managing Member

Josh Resnick

By: /s/ Josh Resnick
Name: Josh Resnick
Title: Managing Member

## Signatures
- Jericho Capital Asset Management L.P.: Josh Resnick, Josh Resnick - Managing Member (05/15/2026)
- Josh Resnick: Josh Resnick, Josh Resnick - Individually (05/15/2026)